June 1, 2018

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 359 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to revise principal investment strategy disclosures as well as principal and non-principal investment risk disclosures for the AlphaCentric Asset Rotation Fund, AlphaCentric Income Opportunities Fund, AlphaCentric Bond Rotation Fund, AlphaCentric Hedged Market Opportunity Fund, and AlphaCentric Global Innovations Fund.

If you have any questions, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport